Prospectus Supplement No. 3	Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated April 12, 2007)	Registration No. 333-130866

INTRUSION, INC.
778,572 Shares of Common Stock

This prospectus supplement relates to the offer and sale from time to time of up to 778,572 shares of common stock, $0.01 par value per share, of Intrusion, Inc., a Delaware corporation, by the selling stockholders named in the prospectus dated April 12, 2007, as previously supplemented by Prospectus Supplement No. 1 dated May 15, 2007 and Prospectus Supplement No. 2 dated August 10, 2007 (collectively, the “Prospectus”) or their respective pledgees, donees, transferees or other successors in interest that receive these shares as a gift, partnership distribution or other non sale related transfer.

Of the 778,572 shares of common stock to which this prospectus supplement relates:

•                              468,735 shares underlie currently outstanding Series 3.5% convertible preferred stock; and

•                              309,837 shares underlie currently outstanding warrants.

You should read this prospectus supplement in conjunction with the Prospectus, and this prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information contained in this prospectus supplement supercedes or is inconsistent with the information contained in the Prospectus, in which event this prospectus supplement controls.

The information contained herein supplements the information in the Prospectus related to the Financial Statements by including our unaudited financial statements and related notes for the three and nine months ended September 30, 2007. This prospectus supplement also contains certain other information included in our report on Form 10-QSB for the quarter ended September 30, 2007.

Our report on Form 10-QSB for the quarter ended September 30, 2007, reflects a total of 11,523,726 shares of our common stock issued and outstanding as of October 31, 2007.

                Investing in our common stock is speculative and involves a high degree of risk. See “RISK FACTORS” beginning on page 5 of the Prospectus and “Item 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Factors That May Affect Future Results of Operations” beginning on page S-11 of this Prospectus Supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 9, 2007

INTRUSION, INC.

The information set forth in the remainder of this prospectus supplement was included in Intrusion, Inc.’s report on Form 10-QSB for the quarter ended September 30, 2007.

PART I — FINANCIAL INFORMATION

Item 1.         FINANCIAL STATEMENTS

INTRUSION INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except par value amounts)

	September 30, 2007	December 31, 2006
ASSETS
Current Assets:
Cash and cash equivalents	$947	$933
Accounts receivable, less allowance for doubtful accounts of $76 in 2007 and $90 in 2006	407	844
Inventories, net	228	209
Prepaid expenses	83	198
Total current assets	1,665	2,184
Property and equipment, net	156	162
Other assets	39	41
TOTAL ASSETS	$1,860	$2,387

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts payable and accrued expenses	$809	$1,099
Line of credit	100	200
Deferred revenue	351	367
Total current liabilities	1,260	1,666

Stockholders’ Equity:
Preferred stock, $0.01 par value: Authorized shares — 5,000
Series 1 shares issued and outstanding — 260 Liquidation preference of $1,331 as of September 30, 2007	918	918
Series 2 shares issued and outstanding — 460 Liquidation preference of $1,155 as of September 30, 2007	724	724
Series 3 shares issued and outstanding — 469 Liquidation preference of $1,026 as of September 30, 2007	667	667
Common stock, $0.01 par value:
Authorized shares — 80,000
Issued shares — 11,534 in 2007 and 8,306 in 2006 Outstanding shares — 11,524 in 2007 and 8,296 in 2006	115	83
Common stock held in treasury, at cost — 10 shares	(362)	(362)
Additional paid-in capital	55,378	53,947
Accumulated deficit	(56,661)	(55,077)
Accumulated other comprehensive loss	(179)	(179)
Total stockholders’ equity	600	721
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,860	$2,387

See accompanying notes.

INTRUSION INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Net product revenue	$749	$1,465	$2,476	$2,840
Net customer support and maintenance revenue	170	271	538	951
Total revenue	919	1,736	3,014	3,791
Cost of product revenue	355	755	1,129	1,441
Cost of customer support and maintenance revenue	15	23	55	183
Total cost of revenue	370	778	1,184	1,624

Gross profit	549	958	1,830	2,167

Operating expenses:
Sales and marketing	499	562	1,518	2,227
Research and development	358	272	1,169	1,679
General and administrative	255	306	730	1,039

Operating loss	(563)	(182)	(1,587)	(2,778)

Other income (expense), net	—	—	1	(65)
Interest income (expense), net	1	2	2	43

Loss before income tax provision	(562)	(180)	(1,584)	(2,800)

Income tax provision	—	—	—	—

Net loss	$(562)	$(180)	$(1,584)	$(2,800)

Preferred stock dividends accrued	(44)	(44)	(130)	(132)
Net loss attributable to common stockholders	$(606)	$(224)	$(1,714)	$(2,932)

Net loss per share attributable to common stockholders, basic and diluted	$(0.06)	$(0.03)	$(0.18)	$(0.42)

Weighted average common shares outstanding, basic and diluted	10,397	7,046	9,387	7,025

See accompanying notes.

INTRUSION INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Nine Months Ended
	September 30, 2007	September 30, 2006
Operating Activities:
Net loss	$(1,584)	$(2,800)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	45	80
Provision for doubtful accounts	(14)	(13)
Stock-based compensation	93	402
Changes in operating assets and liabilities:
Accounts receivable	451	(465)
Inventories	(19)	134
Prepaid expenses and other assets	117	128
Accounts payable and accrued expenses	(305)	(209)
Deferred revenue	(16)	(166)
Net cash used in operating activities	(1,232)	(2,909)
Investing Activities:
Maturities of short-term investments	—	500
Purchases of property and equipment	(39)	(3)
Net cash provided by (used in) investing activities	(39)	497
Financing Activities:
Net activity under line of credit	(100)	—
Dividends paid on preferred stock	(115)	(133)
Proceeds from the issuance of common stock	1,500	1
Net cash provided by (used in) financing activities	1,285	(132)

Net increase (decrease) in cash and cash equivalents	14	(2,544)
Cash and cash equivalents at beginning of period	933	2,844
Cash and cash equivalents at end of period	$947	$300

SUPPLEMENTAL DISCLOSURE OF NON CASH FINANCING ACTIVITIES:

Preferred stock dividends accrued	$130	$132

See accompanying notes.

INTRUSION INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.     Description of Business

We develop, market, and support a family of entity identification, regulated information compliance, data privacy protection, and network intrusion prevention and detection products.  Our product families include TraceCop™ for identity identification, the Compliance Commander™ for regulated information and data privacy protection, and Intrusion SecureNet for network intrusion prevention and detection.  Intrusion’s products help protect critical information assets by quickly detecting, protecting, analyzing and reporting attacks or misuse of classified, private and regulated information for government and enterprise networks.

We market and distribute our products through a direct sales force to end-users, distributors and numerous system integrators, managed service providers and value-added resellers. Our end-user customers include banks, credit unions, other financial institutions, U.S. federal government entities, foreign government entities and local government entities, high technology, e-commerce and telecommunication companies, hospital and other healthcare providers and academic institutions.  Essentially, our end-users can be defined as ‘any end-user requiring network security solutions for protecting their mission critical data’.

We were organized in Texas in September 1983 and reincorporated in Delaware in October 1995. For more than 15 years, we provided local area networking equipment and were known as Optical Data Systems or ODS Networks. On June 1, 2000, we changed our name from ODS Networks, Inc. to Intrusion.com, Inc., and our ticker symbol from ODSI to INTZ to reflect our focus on intrusion prevention and detection solutions, along with information compliance and data privacy protection products. On November 1, 2001, we changed our name from Intrusion.com, Inc. to Intrusion Inc.

Our principal executive offices are located at 1101 East Arapaho Road, Suite 200, Richardson, Texas 75081, and our telephone number is (972) 234-6400.  Our website URL is www.intrusion.com.  Information contained in or linked to our website is not a part of this report.  References to “we,” “us” and “our” in this report refer to Intrusion Inc. and its subsidiaries.

As of September 30, 2007, we had cash and cash equivalents of approximately $0.9 million, compared to approximately $0.9 million as of December 31, 2006.  Net operating losses and operating cash outflows may continue in the fourth quarter of 2007 and possibly into 2008.  In addition, we are obligated to make payments of accrued dividends on all our outstanding shares of preferred stock that will reduce our available cash resources.   Of the $0.9 million in cash and cash equivalents at September 30, 2007, $0.5 million was derived from a private investment by our Chief Executive Officer which closed on September 26, 2007.   As of September 30, 2007, we had approximately an additional $100 thousand available under our existing credit lines.  If necessary, we expect to fund our operations through additional investments of private equity, which, if we are able to obtain, will have the effect of diluting our existing common stockholders, perhaps significantly.  Any additional equity or debt financings, if available at all, may be on terms which are not favorable to us and, in the case of equity financings, may result in dilution to our stockholders. If our operations do not generate positive cash flow in the next few months, or if we are not able to obtain additional debt or equity financing on terms and conditions acceptable to us, if at all, we may be unable to implement our business plan, fund our liquidity needs or even continue our operations.

2.     Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-QSB and Item 310 of Regulation S-B.  Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.  The December 31, 2006 balance sheet was derived from audited financial statements, but does not include all the disclosures required by accounting principles generally accepted in the United States.  However, we believe that the disclosures are adequate to make the information presented not misleading.  In our opinion, all the adjustments (consisting of normal recurring adjustments) considered necessary for fair presentation have been included.  The results of operations for the three and nine month periods ending September 30, 2007 are not necessarily indicative of the results that may be achieved for the full fiscal year or for any future period.  The unaudited condensed consolidated financial statements included herein should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s annual report on Form 10-KSB for the year ended December 31, 2006.

3.     Inventories (In thousands)

	September 30, 2007	December 31, 2006
Inventories consist of:

Finished goods	$206	$180
Work in progress	8	8
Demonstration systems	14	21
Net inventory	$228	$209

4.     Accounting for Stock-Based Compensation

At September 30, 2007, we have three stock-based compensation plans, which are described below. These plans were developed to retain and attract key employees and directors.

In 1995, we adopted our 1995 Stock Option Plan (the “1995 Plan”), which provides for the issuance of up to 400,000 shares of common stock upon exercise of options granted pursuant to the 1995 Plan. On April 26, 2001, our stockholders increased the overall number of shares available for issuance pursuant to the plan to 825,000 shares of common stock. The 1995 Plan provided for the issuance of both non-qualified and incentive stock options to our employees, officers, and employee-directors. The 1995 Plan expired by its terms on March 21, 2005 and no options were available for future issuance after the expiration.  At September 30, 2007, 67,365 employee options have been exercised and employee options to purchase a total of 351,164 shares of common stock are outstanding.  A total of 2,290,295 options have been granted pursuant to the 1995 Plan, of which, 1,871,766 have been cancelled.

In 1995, we adopted the 1995 Non-Employee Director Stock Option Plan (the “1995 Non-Employee Director Plan”).  The 1995 Non-Employee Director Plan provided for the issuance of non-qualified stock options to non-employee directors. The 1995 Non-Employee Director Plan was amended in April 2002 to increase the number of shares available for issuance to 65,000 from 40,000 shares. The 1995 Non-Employee Director Plan expired by its terms on March 21, 2005 and no options were available for future issuance after the expiration.  No options have been exercised under the 1995 Non-Employee Director Plan.  Non-employee options to purchase a total of 32,500 shares of common stock are outstanding at September 30, 2007. A total of 62,500 options have been granted to directors pursuant to the 1995 Non-Employee Director Plan, of which, 30,000 have been cancelled.

                On March 17, 2005, the Board approved the 2005 Stock Incentive Plan (the “2005 Plan”), which was approved by the stockholders on June 14, 2005.  The 2005 Plan serves as a replacement for the 1995 Non-Employee Director Plan and the 1995 Option Plan which expired by their terms on March 21, 2005.  The approval of the 2005 Plan had no effect on the 1995 Plans or any options granted pursuant to either plan.  All options will continue with their existing terms and will be subject to the 1995 Non-Employee Director Plan or the 1995 Plan, as applicable.  Further, the Company will not be able to re-issue any option which is cancelled or terminated under the 1995 Non-Employee Director Plan or the 1995 Option Plan.  Originally, the 2005 Plan provided for the issuance of up to 750,000 shares of common stock upon exercise of options granted pursuant to the 2005 Plan.  This amount was increased by an additional 750,000 shares as approved by the Board on January 25, 2007 and the stockholders on May 30, 2007.  The 2005 Plan consists of three (3) separate equity incentive programs: the Discretionary Option Grant Program; the Stock Issuance Program; and the Automatic Option Grant Program for non-employee Board members.  Officers and employees, non-employee Board members and independent contractors are eligible to participate in the Discretionary Option Grant and Stock Issuance Programs.  Participation in the Automatic Option Grant Program is limited to non-employee members of the Board.  Each non-employee Board member will receive an option grant for 10,000 shares of Common Stock upon initial election or appointment to the Board, provided that individual has not previously been employed by the Company in the preceding six (6) months.  In addition, on the date of each annual stockholders meeting, each Board member will automatically be granted an option to purchase 5,000 shares of Common Stock, provided he or she has served as a non-employee Board member for at least six (6) months.  At September 30, 2007, no 2005 Plan options have been exercised and employee and non-employee Board member options to purchase a total of 882,500 shares of common stock are outstanding.  A total of 1,072,500 options have been granted under the 2005 Plan, of which 190,000 have been cancelled and options for 617,500 shares remain available for future grant.  No shares have been issued pursuant to the Stock Issuance Program.

The Compensation Committee of our Board of Directors determines for all employee options, the term of each option, option exercise price within limits set forth in the plans, number of shares for which each option is granted and the rate at which each option is exercisable (generally ratably over one, three or five years from grant date).  However, the exercise price of any incentive stock option may not be less than the fair market value of the shares on the date granted (or less than 110% of the fair market value in the case of optionees holding more than 10% of our voting stock of the Company), and the term cannot exceed ten years (five years for incentive stock options granted to holders of more than 10% of our voting stock).

The following table summarizes stock-based compensation expense under SFAS No. 123(R) for the three months and nine months ended September 30, 2007 and September 30, 2006 (in thousands, except per share data) which was allocated as follows:

	For Three Months Ended		For Nine Months Ended
	September 30, 2007	September 30, 2006	September 30, 2007(1)	September 30, 2006

Cost of revenue	$1	$1	$—	$24
Research and development	14	15	34	94
Sales and marketing	24	16	38	164
General and administrative	10	7	21	120
Effect on net loss	$49	$39	$93	$402
Effect on basic and diluted loss per common share	$(0.00)	$(0.01)	$(0.01)	$(0.06)

Valuation Assumptions

The fair values of option awards were estimated at the date of grant using a Black-Scholes option-pricing model with the following assumptions:

	For Three Months Ended September 30, 2007	For Three Months Ended September 30, 2006	For Nine Months Ended September 30, 2007	For Nine Months Ended September 30, 2006

Weighted average grant date fair value	$0.30	No Options Issued	$0.32	$1.03
Weighted average assumptions used:
Expected dividend yield	0.0%	n/a	0.0%	0.0%
Risk-free interest rate	4.9%	n/a	4.9%	4.6%
Expected volatility	103.6%	n/a	105.1%	98.6%
Expected life (in years)	5.0	n/a	4.9	5.0

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Expected volatility is based on historical volatility and in part on implied volatility.  The expected term considers the contractual term of the option as well as historical exercise and forfeiture behavior.  The risk-free interest rate is based on the rates in effect on the grant date for U.S. Treasury instruments with maturities matching the relevant expected term of the award.

Stock Incentive Plan Activity

                Stock option activity under the Company’s various long-term incentive and director compensation plans during the nine months ended September 30, 2007, were as follows:

	Number of Options (in thousands)	Weighted Average Exercise Price

Outstanding at December 31, 2006	1,086	$3.23
Granted	346	0.42
Exercised	—	—
Cancelled
Forfeited	(125)	0.68
Expired	(41)	3.83

Outstanding at September 30, 2007	1,266	$2.70

                Summarized information about outstanding stock options as of September 30, 2007, that are fully vested and those that are expected to vest in the future as well as stock options that are fully vested and currently exercisable, are as follows:

As of September 30, 2007	Outstanding Stock Options (Fully Vested and Expected to Vest)*	Options that are Exercisable

Number of outstanding options (in thousands)	1,027	581
Weighted average remaining contractual life	6.42	5.30
Weighted average exercise price per share	$3.20	$5.23
Intrinsic value (in thousands)	$13.4	$—

                    * Includes effects of expected forfeitures

                As of September 30, 2007, the total unrecognized compensation cost related to non-vested options not yet recognized in the statement of operations totaled approximately $166 thousand (including estimated forfeitures) and the weighted average period over which these costs are expected to be recognized is 1.30 years.

5.     Net Loss Per Share

Basic net loss per share is computed by dividing net loss attributable to common stockholders for the period by the weighted average number of common shares outstanding for the period.  Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares and common stock equivalents outstanding for the period.  Our common stock equivalents include all common stock issuable upon conversion of preferred stock and the exercise of outstanding options and warrants.  The aggregate number of common stock equivalents excluded from the diluted loss per share calculation for the periods ended September 30, 2007 and 2006 are 4,131,756 and 3,721,769, respectively.  Our common stock equivalents are not included in the diluted loss per share for the three and nine month periods ended September 30, 2007 and 2006, as they are antidilutive.

6.     New Accounting Pronouncement

In January 2007, we adopted the Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109” (FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements. FIN 48 requires companies to determine whether it is “more likely than not” that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. We did not recognize any adjustments to our financial statements as a result of our implementation of FIN 48.

7.     Commitments and Contingencies

We are subject to legal proceedings and claims that arise in the ordinary course of business.  We do not believe that the outcome of those matters will have a material adverse affect on our consolidated financial position, operating results or cash flows.  However, there can be no assurance such legal proceedings will not have a material impact.

8.               Common Stock

                On September 26, 2007, we completed a private placement to our CEO for 1,190,476 shares of our common stock for gross proceeds totaling $500,000.  On June 28, 2007, we completed a private placement to our CEO and CFO of 1,111,111 shares of our common stock for gross proceeds totaling $500,000.  On March 15, 2007, we completed a private placement to our CEO and CFO of 925,926 shares of our common stock for gross proceeds totaling $500,000.

Item 2.                                MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

This Quarterly Report on Form 10-QSB, including, without limitation, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are generally accompanied by words such as “estimate,” “expect,” “believe,” “should,” “would,” “could,” “anticipate,” “may” or other words that convey uncertainty of future events or outcomes.  These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations, which we describe in more detail elsewhere in this Quarterly Report on Form 10-QSB under the heading “Factors That May Affect Future Results of Operations,” include, but are not limited to:

•                  insufficient cash to operate our business and inability to meet our liquidity requirements;

•                  loss of revenues due to the failure of our newer products to achieve market acceptance;

•                  our need to generate substantially greater revenues from sales in order to achieve profitability;

•                  concentration of our revenues from U.S. government entities and the possibility of loss of one of these customers;

•                  unique risks associated with government customers;

•                  our dependence on sales made through indirect channels;

•                  the challenge of selling our products internationally;

•                  our dependence on equity financing provided primarily by our Chief Executive Officer in order to meet our cash flow requirements;

•                  the effect that payment of accrued dividends on our preferred stock has on our cash resources;

•                  substantial dilution upon the conversion or redemption of our preferred stock and exercise of outstanding warrants;

•                  the impact of conversion of preferred stock or exercise of warrants on the price of our common stock;

•                  the ability of our preferred stockholders and lenders to hinder additional financing; and

•                  the influence that our management and larger stockholders have over actions taken by the company.

                If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary significantly from what we projected. These forward-looking statements and other statements made elsewhere in this report are made in reliance on the Private Securities Litigation Reform Act of 1995.  Any forward-looking statement you read in this Quarterly Report on Form 10-QSB reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.  The section below entitled “Factors That May Affect Future Results of Operations” sets forth and incorporates by reference certain factors that could cause actual future results of the Company to differ materially from these statements.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of financial condition and results of operations are based upon our unaudited condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.  The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.  On an on-going basis, we evaluate our estimates, including those related to product returns, bad debts, inventories, income taxes, warranty obligations, restructuring, maintenance contracts and contingencies.  We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our unaudited condensed consolidated financial statements.

Revenue Recognition

We generally recognize product revenue upon shipment of product. We accrue for estimated warranty costs and sales returns at the time of shipment based on our experience. Revenue from maintenance contracts is deferred and recognized over the contractual period the services are performed, generally one year.  There is a risk that technical issues on new products could result in unexpected warranty costs and returns.  However, as we migrate to more of a software-based business model, the warranty costs should continue to decline.  To the extent that they do decline, our warranty reserve from current sales will decrease.  To the extent that our warranty costs exceed our expectations, we will increase our warranty reserve to compensate for the additional expense expected to be incurred.  We review these estimates periodically and determine the appropriate reserve percentage.  However, to date, warranty costs and sales returns have not been material.  Historically, our estimates for these items have not differed materially from actual results.  Significant or subjective estimates associated with our revenue recognition policy include our estimate of warranty cost and sales returns.

We recognize software revenue from the licensing of our software products in accordance with Statement of Position (“SOP”) No. 97-2 “Software Revenue Recognition”, SOP 98-9 “Modification of 97-2, Software Revenue Recognition, with respect to certain transactions” and Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” whereby revenue from the licensing of our products is not recognized until all four of the following criteria have been met: i) execution of a written agreement; ii) delivery of the product has occurred; iii) the fee is fixed and determinable; and iv) collectability is probable. Bundled hardware and perpetual software product sales are recognized at time of delivery, as our licenses are not sold on a subscription basis.  In the case of multiple product and service sales, we perform a Vendor Specific Objective Evidence analysis to appropriately determine the amount of revenue derived from each deliverable.  If our license strategy changes and we begin to offer licenses on a subscription basis, we would perform this analysis in a similar manner.  Under these circumstances, the revenue related to the license would be recognized ratably over the subscription period.  Market values are easily obtained for all of our product offerings, as we have historical sales information on our product offerings.  We defer and recognize maintenance and support revenue over the term of the contract period, which is generally one year.

We have signed distribution agreements with distributors in the United States, Europe and Asia. In general, these relationships are non-exclusive. Distributors typically maintain an inventory of our products. Under these agreements, we provide certain protection to the distributors for their inventory of our products for price reductions as well as products that are slow moving or have been discontinued by us. Historically, returns from our distributors and charges related to price reductions on inventory held by distributors have not been material.  Recognition of sales to distributors and related gross profits are deferred until the distributors resell the merchandise. However, since we have legally sold the inventory to the distributor and we no longer have care, custody or control over the inventory, we recognize the trade accounts receivable and reduce inventory related to the sale at the time of shipment to the distributor. Revenue, offset by deferred cost of sales, is included in deferred revenue in the accompanying financial statements.  Since the net balance in deferred revenue represents the sales price less the cost of the product maintained by the distributors, the deferred costs of these products are included in our obsolescence and slow-moving analysis and are written down according to their estimated current value.  This transaction effectively recognizes expense for the write-down, if any, and increases the net liability in the deferred revenue account.

We generally recognize service revenue upon delivery of the contracted service.  Service revenue, primarily including maintenance, training and installation, are recognized upon delivery of the service and typically are unrelated to product sales.  These services are not essential to the functionality of the delivered product.  To date, training and installation revenue has not been material.

Allowance for Doubtful Accounts and Returns

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Our receivables are uncollaterized and we expect to continue this policy in the future.  If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.  Historically, our estimates for sales returns and doubtful accounts have not differed materially from actual results.

Inventory

We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.   Historically, our estimates for inventory obsolescence have not differed materially from actual results.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data as a percentage of net revenues. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Three Months Ended		Nine Months Ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Net product revenue	81.5%	84.4%	82.2%	74.9%
Net customer support and maintenance revenue	18.5	15.6	17.8	25.1
Total revenue	100.0	100.0	100.0	100.0
Cost of product revenue	38.6	43.5	37.5	38.0
Cost of customer support and maintenance revenue	1.6	1.3	1.8	4.8
Total cost of revenue	40.3	44.8	39.3	42.8
Gross profit	59.7	55.2	60.7	57.2
Operating expenses:
Sales and marketing	54.4	32.4	50.4	58.7
Research and development	39.0	15.7	38.8	44.3
General and administrative	27.7	17.6	24.2	27.4
Operating loss	(61.3)	(10.5)	(52.7)	(73.3)

Other income (expense), net	—	—	—	(1.7)
Interest income(expense), net	0.1	0.1	0.1	1.1
Loss before income tax provision	(61.2)	(10.4)	(52.6)	(73.9)

Income tax provision	—	—	—	—

Net loss	(61.2% )	(10.4% )	(52.6% )	(73.9% )
Preferred stock dividends accrued	(4.8)	(2.5)	(4.3)	(3.5)
Beneficial conversion feature on preferred stock	—	—	—	—

Net loss attributable to common stockholders	(66.0% )	(12.9% )	(56.9% )	(77.3% )

	Three Months Ended		Nine Months Ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Domestic revenues	95.0%	93.0%	92.8%	89.5%
Export revenues to:
Europe	4.1	5.5	6.3	8.1
Canada	0.1	1.0	0.1	1.3
Asia	0.6	0.4	0.7	1.0
Latin America	0.2	0.1	0.1	0.1

Net revenues	100.0%	100.0%	100.0%	100.0%

Net Revenues.  Net revenues for the quarter and nine months ended September 30, 2007 were $0.9 million and $3.0 million, respectively, compared to $1.7 million and $3.8 million for the same periods in 2006.  Product revenues decreased $0.7 million and $0.4 million, respectively, for the quarter and nine months ended September 30, 2007 compared to the same periods in 2006.  Our revenue decline was due to the transition of our sales focus from the intrusion detection/prevention products to the regulated information compliance products.  Customer support and maintenance revenue for the quarter and nine months decreased $0.1 million and $0.4 million, respectively compared to the same periods in 2006.

Concentration of Revenues.  Revenues from sales to various U.S. government entities totaled $0.7 million, or 75.4% of revenues, for the quarter ended September 30, 2007 compared to $1.3 million, or 73.8% of revenues, for the same period in 2006.  Revenues from sales to various U.S. government entities totaled $2.3 million, or 75.3% of revenues, for the nine months ended September 30, 2007 compared to $2.7 million, or 71.8% of revenues, for the same period in 2006.  Although we expect our concentration of revenues to vary among customers in future quarters depending upon the timing of certain sales, we anticipate that sales to government customers will continue to account for a significant portion of our revenues in future quarters.  Sales to the government present risks in addition to those involved in sales to commercial customers which could adversely affect our revenues, including potential disruption to appropriation and spending patterns and the government’s reservation of the right to cancel contracts and purchase orders for its convenience.  Although we do not believe that that any of our revenues with government customers are subject to renegotiation, a large number of cancelled or renegotiated government orders could have a material adverse effect on our financial results.  Currently, we are not aware of any proposed cancellation or renegotiation of any of our existing arrangements with government entities and, historically, government entities have not cancelled or renegotiated orders which had a material adverse effect on our business.

Gross Profit.  Gross profit was $0.5 million or 59.7% of net revenues for the quarter ended September 30, 2007, compared to $1.0 million or 55.2% of net revenues for the quarter ended September 30, 2006.  Gross profit was $1.8 million or 60.7% of net revenues for the nine months ended September 30, 2007, compared to $2.2 million or 57.2% of net revenues for the nine months ended September 30, 2006.  Gross profit on product revenues for the quarter and nine months ended September 30, trended from 48.4% and 49.3%, respectively, in 2006 to 52.6% and 55.4%, respectively, in 2007 due to the transition to our more profitable software-based products.  Gross profit on customer support and maintenance revenues for the quarter and nine months ended September 30, trended from 91.5% and 80.8%, respectively, in 2006 to 91.2% and 89.8%, respectively, in 2007.  Gross profit as a percentage of net revenues is impacted by several factors, including shifts in product mix, changes in channels of distribution, revenue volume, pricing strategies, and fluctuations in revenues of integrated third-party products.

Sales and Marketing.  Sales and marketing expenses decreased to $0.5 million for the quarter ended September 30, 2007, compared to $0.6 million for the quarter ended September 30, 2006. Sales and marketing expenses decreased to $1.5 million for the nine months ended September 30, 2007, compared to $2.2 million for the nine months ended September 30, 2006 primarily due to a planned reduction in sales personnel and related expenses.  Sales and marketing expenses may vary in the future.  However, we believe that these costs will remain relatively constant through the end of 2007.

Research and Development.  Research and development expenses were $0.4 million for the quarter ended September 30, 2007 compared to $0.3 million for the quarter ended September 30, 2006. Research and development expenses decreased to $1.2 million for the nine months ended September 30, 2007, compared to $1.7 million for the nine months ended September 30, 2006.  Research and development costs are expensed in the period incurred.  Research and development expenses remained relatively flat in the three months ended September 30, 2007, compared to the same period in 2006 and decreased in the nine months ended September 30, 2007, compared to the same period in 2006 primarily due to shifts from R&D expenses to cost of sales in relation to engineering contract jobs.  Research and development expenses may vary in the future; however, we believe that these costs will remain relatively constant through the end of 2007.

General and Administrative.  General and administrative expenses were $0.3 million for the quarter ended September 30, 2007 compared to $0.3 million for the quarter ended September 30, 2006.  General and administrative expenses decreased to $0.7 million for the nine months ended September 30, 2007, compared to $1.0 million for the nine months ended September 30, 2006 due in part to decreases in stock-based compensation expense and administrative overhead expenses.  It is expected that general and administrative expenses will remain relatively constant throughout the remainder of 2007, as no further cost reductions are anticipated.

Interest.  Net interest income decreased to $1 thousand for the quarter ended September 30, 2007 compared to $2 thousand interest income for the same period in 2006.  Net interest income decreased to $2 thousand for the nine months ended September 30, 2007 compared to $43 thousand for the same period in 2006.  The decrease in interest income was primarily due to a decrease of cash and short-term investment balances when compared to the prior year and an increase in interest expense related to the line of credit.  Net interest income may vary in the future based on our cash flow and rate of return on investments.

Liquidity and Capital Resources

Our principal source of liquidity at September 30, 2007 is approximately $0.9 million of cash and cash equivalents.  At September 30, 2007 working capital was $0.4 million compared to $0.2 million at September 30, 2006.

Cash used in operations for the nine months ended September 30, 2007 was $1.2 million, primarily due to a net loss of $1.6 million and the following uses of cash: a $305 thousand decrease in accounts payable and accrued expenses, a $19 thousand increase in inventories, a $16 thousand reduction in deferred revenue, $93 thousand in stock-based compensation, and $45 thousand in depreciation expense.  This was partially offset by the following sources of cash: a $451 thousand decrease in accounts receivable, a $117 thousand decrease in prepaid expenses and other assets, and a $14 thousand reduction in the provision for doubtful accounts.  Cash used in operations for the nine months ended September 30, 2006 was $2.9 million, primarily due to a net loss of $2.8 million and the following uses of cash: a $465 thousand increase in accounts receivable, a $209 thousand decrease in accounts payable and accrued expenses, a $166 thousand reduction in deferred revenue, $402 thousand in stock-based compensation, and $80 thousand in depreciation expense.  This was partially offset the following sources of cash: a $134 thousand decrease in inventories, a $128 thousand decrease in prepaid expenses and other assets, and a $13 thousand reduction in the provision for doubtful accounts.  Future fluctuations in inventory balances, accounts receivable and accounts payable will be dependent upon several factors, including, but not limited to, quarterly sales, our strategy in building inventory in advance of receiving orders from customers, and the accuracy of our forecasts of product demand and component requirements.

There was $39 thousand of cash used in investing activities in the nine months ended September 30, 2007 for net purchases of property and equipment, compared to $500 thousand provided by investing activities in the nine months ended September 30, 2006 primarily related to the maturities of short-term investments offset slightly by net purchases of property and equipment.

Cash provided by financing activities in the nine months ended September 30, 2007 was $1.3 million, primarily consisting of the proceeds from the issuance of common stock of $1.5 million, partially offset by payment of dividends on preferred stock of $115 thousand and a net reduction in the line of credit of $100 thousand, compared to cash used in financing activities in the nine months ended September 30, 2006 was $132 thousand, primarily consisting of the payment of dividends on preferred stock.

At September 30, 2007, the Company did not have any material commitments for capital expenditures.

During the three months ended September 30, 2007, the Company funded its operations through the use of cash and cash equivalents.

On September 26, 2007, we completed a private placement of 1,190,476 shares of our Common Stock for gross proceeds of $500,000.

On March 29, 2006, we established a $1,000,000 line of credit with Silicon Valley Bank.  The line of credit was renewed on March 29, 2007.  Under the terms of this agreement, we may borrow an amount equal up to 80% of eligible accounts receivable balances.  In addition, we may obtain inventory advances equal to 35% of finished good inventory, capped at the lesser of the inventory availability, $300,000 or 35% of our total borrowing base.  If our credit line increases to $2,000,000, inventory advances will be capped at the lesser of the inventory availability, $600,000 or 35% of our borrowing base.  Amounts we borrow under the credit line accrue interest at an annual rate of prime plus 1% and are secured by a lien on all of our assets.  Accrued interest on all outstanding amounts is payable monthly in arrears and all outstanding principal and accrued but unpaid interest on the amounts we borrow are due on March 28, 2008.  Our ability to receive advances under this credit line will increase if we generate additional receivables and inventory.  We have a current balance due under this credit line of $100,000 at September 30, 2007.  Also, assuming receivables and inventory equal to the $425,000 of net accounts receivable and the $207,000 of finished goods inventory we had at September 30, 2007, we had approximately $100,000 additional funds available under our credit line at September 30, 2007.

Net operating losses and operating cash outflows may continue through the fourth quarter of 2007 and possibly into fiscal year 2008.  The sufficiency of our cash resources may depend to a certain extent on general economic, financial, competitive or other factors beyond our control.  In addition, we are obligated to make payments of accrued dividends on all our outstanding shares of preferred stock that will reduce our available cash resources.   Of the $0.9 million in cash and cash equivalents at September 30, 2007, $0.5 million was derived from a private investment by our Chief Executive Officer which closed on September 26, 2007.   In addition, we received an additional $0.5 million in each of our last two quarters as a result of private investments by our Chief Executive Officer and Chief Financial Officers. This $1.5 million in equity financing has had the effect of significantly diluting our existing shareholders, as we issued 3,227,513 shares of common stock in exchange for this investment.  As of September 30, 2007 we had approximately $100 thousand additional funds available under our existing credit line.  Based on projections for increased revenues for the next twelve months and the closing of the $0.5 million private placement on September 26, 2007, we believe that our available cash resources will provide sufficient cash resources to finance our operations and expected capital expenditures over the next twelve month period.  If we do not significantly increase our revenues to meet our projections or obtain additional financing within the next three months, we will likely be unable to implement our business plan, fund our liquidity needs or even continue our operations. Any equity or debt financings, if available at all, may be on terms which are not favorable to us and, in the case of equity financings, most likely will result in dilution to our stockholders.

We may explore the possible acquisitions of businesses, products and technologies that are complementary to our existing business.  We are continuing to identify and prioritize additional security technologies, which we may wish to develop, either internally or through the licensing, or acquisition of products from third parties.  While we may engage from time to time in discussions with respect to potential acquisitions, there can be no assurances that any such acquisitions will be made or that we will be able to successfully integrate any acquired business.  In order to finance such acquisitions and working capital it may be necessary for us to raise additional funds through public or private financings.  Any equity or debt financings, if available at all, may be on terms, which are not favorable to us and, in the case of equity financings, may result in dilution to our stockholders.

Off-Balance Sheet Arrangements.

As of September 30, 2007, we did not have any significant off-balance sheet arrangements, as defined by Item 303(c)(2) of Regulation S-B.

Factors That May Affect Future Results of Operations

Numerous factors may affect our business and future results of operations.  These factors include current economic and market conditions, the effect of military actions on government and corporate spending on information security products, spending patterns of, and appropriations to, U.S. government departments, technological changes, competition and market acceptance, acquisitions, product transitions, timing of orders, manufacturing and suppliers, reliance on outsourcing vendors and other partners, intellectual property and licenses, third-party products, dependence on government customers, international operations, intellectual property issues, liquidity and cash resources and effects of restructuring plans and cost reductions.  The discussion below addresses some of these and other factors.  For a more thorough discussion of these and other factors that may affect our business and future results, see the discussion under the caption “Factors That May Affect Future Results of Operations” in our Annual Report on Form

10-KSB for the year ended December 31, 2006.

Unless we significantly increase revenues or obtain additional financing within the next three months, we are not likely to have sufficient cash to operate our business and may not be able to maintain our liquidity requirements.

As of September 30, 2007, we had cash and cash equivalents of approximately $0.9 million; however, we have completed $0.5 million in equity financing in each of the last three quarters, which has permitted us to fund operations for 2007.  Net operating losses and operating cash outflows may continue through the fourth quarter of 2007 and possibly into fiscal year 2008.  In addition, we are obligated to make payments of accrued dividends on all our outstanding shares of preferred stock that will reduce our available cash resources for the fourth quarter of 2007.   As of September 30, 2007 we had approximately $100 thousand available under our existing credit lines.  If we do not significantly increase our revenues or obtain additional financing within the next three months, we will likely be unable to implement our business plan, fund our liquidity needs or even continue our operations. Any equity or debt financings, if available at all, may be on terms which are not favorable to us and, in the case of equity financings, most likely will result in dilution to our stockholders.

Our recent equity financings have had the effect of significantly diluting our existing shareholders, and future rounds of equity financing will likely have a similar impact.

In order to fund our operations, our Chief Executive Officer and Chief Financial Officer have invested an aggregate amount of $1.5 million in fiscal year 2007, in exchange for which we have issued an aggregate of 3,227,513 shares of our common stock, representing approximately 28% of our issued and outstanding common stock.  The issuance of this stock has significantly diluted our existing shareholders.  If we are unable to significantly increase our revenues in the near term, we are likely to need additional financing to continue operations.  If this financing involves the issuance of additional shares of our common stock, our shareholders will experience further dilution.

Our revenues have declined in connection with a shift in focus from SecureNet products to Compliance Commander and TraceCop products.   If our newer products do not achieve market acceptance, our revenues will continue to suffer.

We have transitioned our sales strategy focus from SecureNet to Compliance Commander and TraceCop.  During this transition, sales of our newer products have not offset the losses in sales associated with our older products.  As a result, our net revenues declined from $6.0 million in 2005 to $5.2 million in 2006 and decreased from $3.8 million for the first three quarters of 2006 compared to $1.7 million for the first three quarters of 2007.  We can provide no assurances that sales of our newer products will ever offset the losses in sales of older products or generate sufficient revenues to sustain our business.

Our new network security products, regulated information compliance systems and entity identification products have only been in the market place for a limited period of time and may have longer sales cycles than our previous products.  Accordingly, we may not achieve the meaningful revenue growth needed to sustain operations.  If we are unable to recognize revenues due to longer sales cycles or other problems, our results of operations will be adversely affected, perhaps materially.

We have not yet received broad market acceptance for our newer products.  We cannot assure you that our present or future products will achieve market acceptance on a sustained basis.  In order to achieve market acceptance and achieve future revenue growth, we must introduce complementary security products, incorporate new technologies into our existing product lines and design, develop and successfully commercialize higher performance products in a timely manner.  We cannot assure you that we will be able to offer new or complementary products that gain market acceptance quickly enough to avoid decreased revenues during current or future product introductions or transitions.

We had a net loss of $0.6 million for the quarter ended September 30, 2007 and an accumulated deficit of $56.7 million at September 30, 2007.  As a result, we must generate substantially greater revenues from sales in order to achieve profitability.

We incurred significant operating losses for the quarter ended September 30, 2007 and have incurred operating losses in previous quarters.  We need to generate and sustain substantially greater revenues from the sales of our products if we are to achieve profitability.  If we are unable to achieve these greater revenues, our losses will continue for the near term and possibly longer, and we may never achieve or sustain profitability or generate positive cash flow from operations.

Our management and larger stockholders exercise significant control over our company and have the ability to approve or take actions that may be adverse to your interests.

As of October 31, 2007, our executive officers, directors and preferred stockholders beneficially own approximately 47.9% of our voting power.  As a result, these stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could delay or prevent someone from acquiring or merging with us.  These stockholders may use their influence to approve or take actions that may be adverse to your interests.  Further, the Company contemplates the possible issuance of shares of our Common Stock or of securities exercisable or convertible into shares of our Common Stock in connection with future private placement stock offerings funded by our  Chief Executive Officer or other members of management.  Any such issuance may increase the percentage of stock our Chief Executive Officer and our management group beneficially holds.

A large percentage of our revenues are received from U.S. government entities, and the loss of one of these customers could reduce our revenues and materially harm our business and prospects.

                A large percentage of our revenues result from sales to U.S. government entities.  If we were to lose one or more of these key relationships, our revenues could decline and our business and prospects may be materially harmed. We expect that even if we are successful in developing relationships with non-governmental customers, our revenues will continue to be concentrated among government entities. For the quarter ended September 30, 2007, sales to U.S. government entities collectively accounted for 75.4% of our total net revenues.  For the years ended December 31, 2004, 2005 and 2006, sales to U.S. government entities collectively accounted for 53.6%, 70.7% and 73.6% of our total net revenues, respectively. The loss of any of these key relationships may send a negative message to other U.S. government entities or non-governmental customers concerning our product offering.  We cannot assure you that U.S. government entities will be customers of ours in future periods or that we will be able to diversify our customer portfolio to adequately mitigate the risk of loss of any of these customers.

Government customers involve unique risks, which could adversely impact our revenues.

We expect to continue to derive a substantial portion of our revenues from U.S. government customers in the future.  Sales to the government present risks in addition to those involved in sales to commercial customers, including potential disruption due to appropriation and spending patterns, delays in approving a federal budget and the government’s right to cancel contracts and purchase orders for its convenience.  General political and economic conditions, which we cannot accurately predict, directly and indirectly may affect the quantity and allocation of expenditures by federal departments.  In addition, obtaining government contracts may involve long purchase and payment cycles, competitive bidding, qualification requirements, delays or changes in funding, budgetary constraints, political agendas, extensive specification development and price negotiations and milestone requirements.  Each government entity also maintains its own rules and regulations with which we must comply and which can vary significantly among departments.  As a result, cutbacks or re-allocations in the federal budget or losses of government sales due to other factors could have a material adverse effect on our revenues and operating results.

We are highly dependent on sales made through indirect channels, the loss of which would materially adversely affect our operations.

                For the years ended December 31, 2004, 2005 and 2006, we derived 36.9%, 36.2% and 17.3% of our revenues from sales through indirect sales channels, such as distributors, value-added resellers, system integrators, original equipment manufacturers and managed service providers.  We derived 24.2% of our revenues in the third quarter of 2007 from such sales channels.  We must expand our sales through these indirect channels in order to increase our revenues.  We cannot assure you that our products will gain market acceptance in these indirect sales channels or that sales through these indirect sales channels will increase our revenues.  Further, many of our competitors are also trying to sell their products through these indirect sales channels, which could result in lower prices and reduced profit margins for sales of our products.

Our ability to sell our products internationally is subject to certain risks, which could harm our business.

Revenues from foreign customers for the fiscal years ended December 31, 2004, 2005 and 2006 accounted for approximately 19.2%, 10.7% and 9.4%, respectively, of our revenues.  Foreign revenues in the third quarter 2007 were 5.0% of revenues.  We expect sales to foreign customers to continue to represent a significant portion of our revenues in the future.  Our international operations are subject to many inherent risks that may adversely affect our business, financial condition and operating results, including:

•                  political, social and economic instability;

•                  trade restrictions;

•                  increases in duty rates and other potentially adverse tax consequences;

•                  exposure to different legal standards, particularly with respect to the protection of intellectual property;

•                  burdens of complying with a variety of foreign laws;

•                  unexpected changes in regulatory requirements;

•                  import and export license requirements and restrictions of the United States and each other country where we operate;

•                  fluctuations in currency exchange rates; and

•                  changes in local purchasing practices, including seasonal fluctuations in demand.

                Any interruptions or declines in our international sales would result in a significant adverse impact on our results of operations and business.

The payment of accrued dividends on our preferred stock may strain our cash resources.

On March 25, 2004, we completed a $5,000,000 private placement pursuant to which we issued 1,000,000 shares of our 5% Convertible Preferred Stock (the “Series 1 Preferred Stock”) and warrants to acquire 556,619 shares of our common stock.  The conversion price for the Series 1 Preferred Stock and the exercise price of the warrants is $3.144 per share.  We also issued our placement agent a warrant for 64,408 shares of our common stock at an exercise price of $3.144 per share.  As of October 31, 2007, there were 259,696 shares of the Series 1 Preferred Stock outstanding, representing approximately 413,003 shares of common stock upon conversion, and warrants to purchase 621,027 shares of common stock outstanding.

On March 28, 2005, we completed a $2,663,000 private placement pursuant to which we issued 1,065,200 shares of our Series 2 5% Convertible Preferred Stock (the “Series 2 Preferred Stock”) and warrants to acquire 532,600 shares of our common stock.  We also issued two affiliates of our placement agent warrants to purchase an aggregate of 60,390 shares of common stock.  The conversion price for the Series 2 Preferred Stock is $2.50 per share and the exercise price of the warrants is $2.77 per share.  As of October 31, 2007, there were 460,000 shares of the Series 2 Preferred Stock outstanding, representing 460,000 shares of common stock upon conversion, and warrants to purchase 592,990 shares of common stock outstanding.

On December 2, 2005, we completed a $1,230,843 private placement pursuant to which we issued 564,607 shares of our Series 3 5% preferred stock  (the “Series 3 Preferred Stock”) and warrants to acquire 282,306 shares of our common stock.  We also issued two affiliates of our placement agent warrants to purchase an aggregate of 27,531 shares of common stock.  The conversion price of the Series 3 Preferred Stock is $2.18 per share and the exercise price of the warrants is $2.58 per share.  As of October 31, 2007, there were 468,735 shares of Series 3 Preferred Stock outstanding, representing 468,735 shares of common stock upon conversion, and warrants to purchase 309,837 shares of common stock outstanding.

During the fiscal year ended December 31, 2006, we paid $66,000 in dividends to the holders of our 5% Preferred Stock, $74,000 in dividends to the holders of our Series 2 5% Preferred Stock and $53,000 in dividends to the holders of our Series 3 5% Preferred Stock.  During the three quarters ended on September 30, 2007, we paid $43,000 in dividends to the holders of our 5% Preferred Stock, $38,000 in dividends to the holders of our Series 2 5% Preferred Stock and $34,000 in dividends to the holders of our Series 3 5% Preferred Stock.  At September 30, 2007, we have dividends accrued of $32,551 related to our 5% Preferred Stock, $4,726 related to our Series 2 5% Preferred Stock and $4,199 related to our Series 3 5% Preferred Stock.

Delaware law provides that we may only pay dividends out of our capital surplus or, if no surplus is available, out of our net profits for the fiscal year the dividend is declared and/or the preceding fiscal year.  We have not had net profits for the last two fiscal years ended as of December 31, 2006.  However, we did have sufficient capital surplus, defined as the amount by which our net assets exceed our stated capital, based on par value of our outstanding shares as provided by Delaware law.  We cannot assure you that our net assets will continue to exceed our stated capital or that we will have net profits in order to pay these dividends in the future.  These dividends continue to accrue on all our outstanding shares of preferred stock, regardless of whether we are legally able to pay them.  The accrual of these dividends may adversely affect our operating results.  Moreover, the payment of these dividends could strain our available cash resources, which could adversely affect our ability to operate or grow our business.

                If we are unable to pay dividends on our preferred stock, we could be required to redeem the outstanding shares of Series 2 Preferred Stock and Series 3 Preferred Stock for shares of our common stock issued at a price equal to 75% of the average of the volume weighted average price of our common stock for the ten days ending on the day immediately preceding an election to redeem, subject, in the case of the Series 3 Preferred Stock, to a floor of $0.87.  As a result, the issuance or potential issuance of these additional shares of common stock could cause our stock price to decline.  Furthermore, our inability to pay dividends could adversely affect our ability to raise equity financing in the future if required.

You will experience substantial dilution upon the conversion or redemption of the shares of preferred stock and the exercise of warrants that we issued in our recent private placements or in the event we raise additional funds through the issuance of new shares of our common stock or securities convertible or exercisable into shares of common stock.

On October 31, 2007, we had 11,523,726 shares of common stock outstanding.  Upon conversion of all outstanding shares of our preferred stock and exercise of the warrants, we would have 14,383,318 shares of common stock outstanding, an increase of approximately 24.9% in the number of shares of our common stock outstanding.

                Further, the occurrence of certain events entitles holders of our Series 2 Preferred Stock and Series 3 Preferred Stock to require us to redeem their shares for a certain number of shares of our common stock.  Assuming (i) we have paid all liquidated damages and other amounts to the holders, (ii) incurred accrued but unpaid dividends on October 31, 2007 of $17,600, (iii) a volume weighted average price of $0.38, which was the ten-day volume weighted average closing price of our common stock on October 31, 2007, and (iv) our 11,523,726 shares of common stock outstanding on October 31, 2007, upon exercise of their redemption right by the holders of the Series 3 Preferred Stock and the Series 2 Preferred Stock, we would be obligated to issue approximately 8,919,053 shares of our common stock.  This would represent an increase of approximately 77.4% in the number of shares of our common stock as of October 31, 2007.

                In addition, management may issue additional shares of common stock or securities exercisable or convertible into shares of common stock in order to finance the Company’s continuing operations.  Any future issuances of such securities would have additional dilutive effects on the existing holders of our Common Stock.

The conversion of preferred stock or exercise of warrants we issued in the private placements may cause the price of our common stock to decline.

The holders of the shares of our 5% Preferred Stock and warrants we issued in connection with the sale of our 5% Preferred Stock may convert their shares of preferred stock and exercise their warrants and sell the underlying shares of common stock.  As of October 31, 2007, 740,304 shares of our 5% Preferred Stock had converted into 1,177,327 shares of common stock.

The holders of the shares of Series 2 5% Preferred Stock and warrants we issued in connection with the sale of our Series 2 Preferred Stock may convert their shares of preferred stock and exercise their warrants and sell the underlying shares of common stock.  As of October 31, 2007, 605,200 shares of Series 2 Preferred Stock had converted into 605,200 shares of common stock.

The holders of the shares of Series 3 5% Preferred Stock and warrants we issued in connection with the sale of our Series 3 Preferred Stock, may convert their shares of Series 3 Preferred Stock and exercise their warrants and sell the underlying shares of common stock pursuant to an effective registration statement we filed with the Commission on April 26, 2007.  As of October 31, 2007, 95,872 shares of Series 3 Preferred Stock had converted into 95,872 shares of common stock.

For the four weeks ended on October 26, 2007, the average daily trading volume of our common stock on The OTCBB was 8,122 shares.  Consequently, if holders of preferred stock or warrants elect to convert their remaining shares or exercise their warrants and sell a material amount of their underlying shares of common stock on the open market, the increase in selling activity could cause a decline in the market price of our common stock.  Furthermore, these sales, or the potential for these sales, could encourage short sales, causing additional downward pressure on the market price of our common stock.

Certain rights of the holders of our preferred stock and the terms of our secured credit line may hinder our ability to raise additional financing.

Under the terms of our preferred stock instruments, we cannot issue shares of capital stock with rights senior to those of our existing 5% Preferred Stock, Series 2 5% Preferred Stock or Series 3 5% Preferred Stock without the approval of at least a majority of the holders of our 5% Preferred Stock, all of the holders of our Series 2 5% Preferred Stock, and holders of at least 75% of our Series 3 5% Preferred Stock voting or acting as separate classes.  We also cannot incur certain indebtedness without the approval of at least a majority of the holders of our Preferred Stock.  Furthermore, the terms of our secured credit line with Silicon Valley Bank include covenants which restrict our ability to incur additional debt and pay certain dividends.  The combination of these provisions could hinder or delay our ability to raise additional debt or equity financing.

Our failure to realize the expected benefits of our recent restructuring efforts could adversely affect our operating results.

Since we began restructuring in 2002, we have incurred approximately $1.1 million in restructuring charges, severance, and related expenses. We have also implemented other strategic initiatives, such as reductions in our work force and facilities and aligning our organization around our business objectives.  Any further work force reductions could result in temporary reduced productivity of our remaining employees.  Additionally, our customers and prospects may delay or forgo purchasing our products due to a perceived uncertainty caused by our restructuring and other changes.  Failure to achieve the desired results of our initiatives could seriously harm our business, results of operations and financial condition.

We resemble a developmental stage company and our business strategy may not be successful.

From our founding in 1983 until 2000, we derived substantially all of our revenue from the design, manufacture and sale of local area networking equipment.  In order to permit us to focus our resources solely on developing and marketing our network security products, we sold our local area networking assets and related networking divisions.  We now depend exclusively on revenues generated from the sale of our network security products, which have received limited market acceptance.  We have also introduced our regulated information compliance systems, entity identification products and spyware products, and the market for these products has only begun to emerge.  We can provide no assurances that our newly introduced products will ever achieve widespread market acceptance or that an adequate market for these products will ever emerge.  Consequently, we resemble a developmental stage company and will face the following inherent risks and uncertainties:

•                  the need for our network security products, regulated information compliance systems, entity identification products and spyware products to achieve market acceptance and produce a sustainable revenue stream;

•                  our ability to manage costs and expenses;

•                  our dependence on key personnel;

•                  our ability to obtain financing on acceptable terms; and

•                  our ability to offer greater value than our competitors.

                Our business strategy may not successfully address these risks.  If we fail to recognize significant revenues from the sales of our network security products, regulated information compliance systems, entity identification products and spyware products, our business, financial condition and operating results would be materially adversely affected.

We face intense competition from both start-up and established companies that may have significant advantages over us and our products.

The market for network security solutions is intensely competitive. There are numerous companies competing with us in various segments of the data security markets, and their products may have advantages over our products in areas such as conformity to existing and emerging industry standards, interoperability with networking and other security products, management and security capabilities, performance, price, ease of use, scalability, reliability, flexibility, product features and technical support.

Our principal competitors in the network intrusion prevention and detection market include Internet Security Systems, Inc. (IBM), Cisco Systems, Inc., Symantec, Inc., Juniper Networks, Inc., McAfee Inc., Tipping Point Technologies, a division of 3Com Corporation, and NFR Security, Inc.  Our competitors in the regulated information compliance market include Vontu, Port Authority (Websense), Vericept, Reconnex, Tablus and a small number of start-up companies that entered the space within the last two years. Regarding the spyware prevention market, we currently directly and indirectly compete with a number of host-based spyware detection systems, such as Ad-Aware, Spybot S&D and Spy Sweeper and some inline proxy solutions such as Blue Coat Systems, Inc.  Our current and potential competitors may have one or more of the following significant advantages over us:

•                  greater financial, technical and marketing resources;

•                  better name recognition;

•                  more comprehensive security solutions;

•                  better or more extensive cooperative relationships; and

•                  larger customer base.

We cannot assure you that we will be able to compete successfully with our existing or new competitors.  Some of our competitors may have, in relation to us, one or more of the following: longer operating histories, longer-standing relationships with OEM and end-user customers and greater customer service, public relations and other resources. As a result, these competitors may be able to more quickly develop or adapt to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, promotion and sale of their products. Additionally, it is likely that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share.

If we fail to respond to rapid technological changes in the network security industry, we may lose customers or our products may become obsolete.

The network security industry is characterized by frequent product introductions, rapidly changing technology and continued evolution of new industry standards.  We must also introduce upgrades to our products rapidly in response to customer needs such as new computer viruses or other novel external attacks on computer networks.  In addition, the nature of the network security industry requires our products to be compatible and interoperable with numerous security products, networking products, workstation and personal computer architectures and computer and network operating systems offered by various vendors, including our competitors.  As a result, our success depends upon our ability to develop and introduce in a timely manner new products and enhancements to our existing products that meet changing customer requirements and evolving industry standards. The development of technologically advanced network security products is a complex and uncertain process requiring high levels of innovation, rapid response and accurate anticipation of technological and market trends.  We cannot assure you that we will be able to identify, develop, manufacture, market or support new or enhanced products successfully in a timely manner.  Further, we or our competitors may introduce new products or product enhancements that shorten the life cycle of our existing products or cause our existing products to become obsolete.

Our products are highly technical and if they contain undetected errors, our business could be adversely affected and we might have to defend lawsuits or pay damages in connection with any alleged or actual failure of our products and services.

                Our products are highly technical and complex, are critical to the operation of many networks and, in the case of our security products, provide and monitor network security and may protect valuable information. Our products have contained and may contain one or more undetected errors, defects or security vulnerabilities. Some errors in our products may only be discovered after a product has been installed and used by end customers. Any errors or security vulnerabilities discovered in our products after commercial release could result in loss of revenues or delay in revenue recognition, loss of customers and increased service and warranty cost, any of which could adversely affect our business and results of operations. In addition, we could face claims for product liability, tort or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention. In addition, if our business liability insurance coverage is inadequate or future coverage is unavailable on acceptable terms or at all, our financial condition could be harmed.

A breach of network security could harm public perception of our security products, which could cause us to lose revenues.

                If an actual or perceived breach of network security occurs in the network of a customer of our security products, regardless of whether the breach is attributable to our products, the market perception of the effectiveness of our products could be harmed. This could cause us to lose current and potential end customers or cause us to lose current and potential value-added resellers and distributors. Because the techniques used by computer hackers to access or sabotage networks change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques.

If our products do not interoperate with our customers’ networks, installations will be delayed or cancelled and could harm our business.

                Our products are designed to interface with our customers’ existing networks, each of which have different specifications and utilize multiple protocol standards and products from other vendors. Many of our customers’ networks contain multiple generations of products that have been added over time as these networks have grown and evolved. Our products will be required to interoperate with many or all of the products within these networks as well as future products in order to meet our customers’ requirements. If we find errors in the existing software or defects in the hardware used in our customers’ networks, we may have to modify our software or hardware to fix or overcome these errors so that our products will interoperate and scale with the existing software and hardware, which could be costly and negatively impact our operating results. In addition, if our products do not interoperate with those of our customers’ networks, demand for our products could be adversely affected, orders for our products could be cancelled or our products could be returned. This could hurt our operating results, damage our reputation and seriously harm our business and prospects.

While we believe that we currently have adequate internal control over financial reporting, we are exposed to risks from recent legislation requiring companies to evaluate those internal controls.

                Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on the effectiveness of our internal control over financial reporting. We have an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements. We have and will continue to incur significant expenses and devote management resources to Section 404 compliance on an ongoing basis. In the event that our chief executive officer, chief financial officer or independent registered public accounting firm determine in the future that our internal controls over financial reporting are not effective as defined under Section 404, investor perceptions may be adversely affected and could cause a decline in the market price of our stock.

Our products can have long sales and implementation cycles, which may result in us incurring substantial expenses before realizing any associated revenues.

The sale and implementation of our products to large companies and government entities typically involves a lengthy education process and a significant technical evaluation and commitment of capital and other resources.  This process is also subject to the risk of delays associated with customers’ internal budgeting and other procedures for approving capital expenditures, deploying new technologies within their networks and testing and accepting new technologies that affect key operations.  As a result, sales and implementation cycles for our products can be lengthy, and we may expend significant time and resources before we receive any revenues from a customer or potential customer.  Our quarterly and annual operating results could be materially harmed if orders forecasted for a specific customer for a particular period are not realized.

Consolidation in the network security industry may limit market acceptance of our products.

Several of our competitors have acquired security companies with complementary technologies in the past.  We expect consolidation in the network security industry to continue in the future.  These acquisitions may permit our competitors to accelerate the development and commercialization of broader product lines and more comprehensive solutions than we currently offer.  Acquisitions of vendors or other companies with which we have a strategic relationship by our competitors may limit our access to commercially significant technologies.  Further, business combinations in the network security industry are creating companies with larger market shares, customer bases, sales forces, product offerings and technology and marketing expertise, which may make it more difficult for us to compete.

We must adequately protect our intellectual property in order to prevent loss of valuable proprietary information.

We rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and non-disclosure agreements to protect our proprietary technology.  However, unauthorized parties may attempt to copy or reverse-engineer aspects of our products or to obtain and use information that we regard as proprietary.  Policing unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our intellectual property.  This is particularly true in foreign countries where the laws may not protect proprietary rights to the same extent as the laws of the United States and may not provide us with an effective remedy against unauthorized use.  If our protection of our intellectual property proves to be inadequate or unenforceable, others may be able to use our proprietary developments without compensation to us, resulting in potential cost advantages to our competitors.

We may incur substantial expenses defending ourselves against claims of infringement.

There are numerous patents held by many companies relating to the design and manufacture of network security systems.  Third parties may claim that our products infringe on their intellectual property rights.  Any claim, with or without merit, could consume our management’s time, result in costly litigation, cause delays in sales or implementations of our products or require us to enter into royalty or licensing agreements. Royalty and licensing agreements, if required and available, may be on terms unacceptable to us or detrimental to our business.  Moreover, a successful claim of product infringement against us or our failure or inability to license the infringed or similar technology on commercially reasonable terms could seriously harm our business.

Fluctuations in our quarterly revenues may cause the price of our common stock to decline.

Our operating results have varied significantly from quarter to quarter in the past, and we expect our operating results to vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control.  Significant portions of our expenses are not variable in the short term and we cannot reduce them quickly to respond to unexpected decreases in revenues.  Therefore, if revenues are below our expectations, this shortfall is likely to adversely and disproportionately affect our operating results.  Accordingly, we may not attain positive operating margins in future quarters.  Any of these factors could cause our operating results to be below the expectations of securities analysts and investors, which likely would negatively affect the price of our common stock.

The price of our common stock has been volatile in the past and may continue to be volatile in the future due to factors outside of our control.

The market price of our common stock has been highly volatile in the past and may continue to be volatile in the future.  For example, in the fiscal year ended September 30, 2007, the market price of our common stock on The OTCBB and The Nasdaq Capital Market fluctuated between $0.25 and $0.75 per share.  The market price of our common stock may fluctuate significantly in response to a number of factors, many of which are outside our control, including:

•                  variations in our quarterly operating results;

•                  changes in estimates of our financial performance by securities analysts;

•                    changes in market valuations of our competitors;

•                  announcements by us or our competitors of new products, significant contracts, acquisitions, strategic relationships, joint ventures or capital commitments;

•                  product or design flaws, product recalls or similar occurrences;

•                  additions or departures of key personnel;

•                  sales of common stock in the future; and

•                  fluctuations in stock market prices and volume, which can be particularly common among network security and other high technology companies.

Our past reductions in our work force may make it more difficult for us to attract and retain the personnel necessary to successfully operate our business.

We rely upon the continued service of a relatively small number of key technical, sales and senior management personnel.  Our future success depends on retaining our key employees and our continuing ability to attract, train and retain other highly qualified technical, sales and managerial personnel.  We do not have employment agreements with our key technical, sales and senior management personnel.  As a result, our employees could resign with little or no prior notice.  We may not be able to attract, assimilate or retain other highly qualified technical, sales and managerial personnel in the future.  The loss of any of our key technical, sales and senior management personnel or our inability to attract, train and retain additional qualified personnel could seriously harm our business.

Our acquisition of complementary products or businesses may adversely affect our financial condition.

We have made acquisitions in the past and, in the future we may acquire or invest in additional companies, business units, product lines or technologies to accelerate the development of products and sales channels complementary to our existing products and sales channels.  Negotiation of potential acquisitions and integration of acquired products, technologies or businesses could divert our management’s time and resources.  Future acquisitions could cause us to issue equity securities that would dilute your ownership of us, incur debt or contingent liabilities, amortize intangible assets or write off in-process research and development, goodwill and other acquisition-related expenses that could seriously harm our financial condition and operating results.  Further, if we are not able to properly integrate acquired products, technologies or businesses with our existing products and operations, train, retain and motivate personnel from the acquired business or combine potentially different corporate cultures, we may not receive the intended benefits of our acquisitions, which could adversely affect our business, operating results and financial condition.

Compliance with export regulations may hinder our sales to foreign customers.

Certain of our data security products incorporate encryption and other technology that may require clearance and export licenses from the U.S. Department of Commerce under United States export regulations.  Any inability to obtain these clearances or licenses or any foreign regulatory approvals, if required, on a timely basis could delay sales and have a material adverse effect on our operating results.

Provisions of our charter documents and Delaware law may have anti-takeover effects.

Certain provisions of our certificate of incorporation and bylaws, such as our ability to offer “blank check” preferred stock and the inability of our stockholders to act by written consent, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.  We are also subject to the provisions of Section 203 of the Delaware General Corporation Law, which restricts certain business combinations with interested stockholders and could inhibit a non-negotiated merger or other business combination.

Military actions may disrupt our business by reducing spending on our products, increasing our costs and affecting our international operations.

United States military actions or other events occurring in response to or in connection with them, including future terrorist attacks, actual conflicts involving the United States or its allies or military or trade disruptions could impact our operations by:

•                    reducing or delaying government, military or corporate spending on network security products;

•                    increasing the cost and difficulty in obtaining materials or shipping products; and

•                    affecting our ability to conduct business internationally.

Should these events occur, our business, operating results and financial condition could be materially and adversely affected.

Item 3.                                CONTROLS AND PROCEDURES

We maintain “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are designed to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable assurance of achieving the desired control objectives, and we necessarily are required to apply our judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures.

Our management, including our principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2007 and concluded that the disclosure controls and procedures were effective.

There were no changes in our internal control over financial reporting that occurred during the quarter ended September 30, 2007 that have materially affected, or are reasonable likely to materially affect, our internal control over financial reporting.

At the end of 2007, Section 404 of the Sarbanes-Oxley Act will require our management to provide an assessment of the effectiveness of our internal control over financial reporting, and at the end of 2008, our independent registered public accountants will be required to audit management’s assessment. We are in the process of performing the system and process documentation, evaluation and testing required for management to make this assessment at the end of 2007 and for its independent registered public accountants to provide their attestation report at the end of 2008. We have not completed this process or its assessment, and this process will require significant amounts of management time and resources. In the course of evaluation and testing, management may identify deficiencies that will need to be addressed and remediated.

PART II — OTHER INFORMATION

Item 1.                                LEGAL PROCEEDINGS

We are subject to legal proceedings and claims that arise in the ordinary course of business.  We do not believe that the outcome of those matters will have a material adverse affect on our consolidated financial position, operating results or cash flows.  However, there can be no assurance such legal proceedings will not have a material impact.